SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

19 April 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

19 April 2013

LLOYDS BANKING GROUP PLC (the "Company")
NOTICE OF GENERAL MEETING

The Company announces that a general meeting has been called, which will follow immediately after the annual general meeting on 16 May 2013, to propose two further resolutions to permit the issuance of regulatory capital convertible instruments.

Specifically, authority is being sought to allot shares and disapply limited pre-emption rights in relation to the issue of regulatory capital convertible instruments, the terms of which would support regulatory capital requirements and which, if issued, are convertible into or exchangeable for ordinary shares of the Company in certain limited circumstances.

Whilst there are no current plans to issue such instruments, the ability to do so will provide the Company with greater flexibility in managing its capital position. Were the Company to issue such instruments, they could convert into ordinary shares in certain circumstances, which would have the effect of diluting the interests of ordinary shareholders at the time of any conversion.

Further details are set out in the notice of general meeting, which has been posted or made available to shareholders today, together with the form of proxy.

A copy of the notice is also available through the 'Shareholder Meetings' ('Shareholder Info') page within the 'Investors' section of our website www.lloydsbankinggroup.com.

In accordance with Listing Rule 9.6.1, copies of the notice and form of proxy have been submitted today to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

-END-

For further information:

Investor Relations

Charles King                                                                           +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs

Ed Petter                                                                                 +44 (0) 20 8936 5655
Group Media Relations Director
Email: ed.petter@lloydsbanking.com

Group Secretariat

Marc Boston                                                                           +44 (0)20 7356 2108
Head of Plc, Group Secretariat
Email: marc.boston@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Company and its subsidiaries and subsidiary undertakings (the "Group"), its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits including, as a result of the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 19 April 2013